FORM 51-901F
QUARTERLY REPORT

Incorporated as part of:	X	Schedule A
	X	Schedule B and C
(place x in appropriate category)

ISSUER DETAILS:

NAME OF ISSUER	Miranda Gold Corp. (Formerly Miranda Diamond Corp.)

ISSUER ADDRESS	Suite 306 – 1140 Homer Street, Vancouver, B.C., V6B 2X6

ISSUER TELEPHONE NUMBER	(604) 689-1659

CONTACT PERSON	Dennis Higgs

CONTACT’S POSITION	Chairman

CONTACT TELEPHONE NUMBER	(604) 689-1659

CONTACT EMAIL ADDRESS	mad@senategroup.com

WEBSITE ADDRESS	www.mirandagold.com

FOR QUARTER ENDED	February 29, 2004

DATE OF REPORT	March 29, 2004

CERTIFICATE

THE SCHEDULE(S) REQUIRED TO COMPLETE THIS QUARTERLY REPORT ARE ATTACHED AND THE DISCLOSURE CONTAINED THEREIN HAS BEEN APPROVED BY THE BOARD OF DIRECTORS. A COPY OF THIS QUARTERLY REPORT WILL BE PROVIDED TO ANY SHAREHOLDER WHO REQUESTS IT. PLEASE NOTE THIS FORM IS INCORPORATED AS PART OF BOTH THE REQUIRED FILING OF SCHEDULE A AND SCHEDULES B & C.

Aileen Lloyd	“Aileen Lloyd”	2004/04/28
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED
(YY/MM/DD)

Dennis Higgs	“Dennis Higgs”	2004/04/28
NAME OF DIRECTOR	SIGN (TYPED)	DATE SIGNED
(YY/MM/DD)

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 29, 2004

Schedule A: Financial Information

See attached financial statements

Schedule B: Supplementary Information

1.	Analysis of Expenses and Deferred Costs
	a)	Exploration expenditures for the three months ended February 29, 2004
Secret Basin Property, Nevada

Balance, November 30, 2003	$201,433

Expenditures during the three months ended February 29, 2004
Write off on abandonment	(201,433)

Balance, February 29, 2004	$-

Otish Mountains, Quebec

Balance, November 30, 2003	$-

Expenditures during the three months ended February 29, 2004
Professional fees	609
Reports	3,651

Balance, February 29, 2004	$4,260

Hercules Property and Imperial Mine Property, Nevada

Balance, November 30, 2003	$92,827

Expenditures during the three months ended February 29, 2004
Filing fees	856
Maps	12
Professional fees	(3,088)
Office and field supplies	51

Balance, February 29, 2004	$90,658

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 29, 2004

Schedule B: Supplementary Information (Continued)

a)	Exploration expenditures for the three months ended February 29, 2004 (Continued) Troy Property and Redlich Property, Nevada
Balance, November 30, 2003	$51,349

Expenditures during the three months ended February 29, 2004
Maps and reports	1,601
Professional fees	7,598
Office and field supplies	2
Travel	145

Balance, February 29, 2004	$60,695

Red Canyon Property, Nevada

Balance, November 30, 2003	$-

Expenditures during the three months ended February 29, 2004
Professional fees	6,112

Balance, February 29, 2004	$6,112

Fuse Property, Nevada

Balance, November 30, 2003	$-

Expenditures during the three months ended February 29, 2004
Equipment rental	3,215
Maps and reports	629
Office and field supplies	618
Professional fees	10,855
Travel	1,317

Balance, February 29, 2004	$16,634

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 29, 2004

Schedule B: Supplementary Information (Continued)

a)	Exploration expenditures for the three months ended February 29, 2004 (Continued)

	JDW Property, Nevada

	Balance, November 30, 2003	$-

	Expenditures during the three months ended February 29, 2004
	Equipment rental	827
	Office and field supplies	578
	Maps and reports	149
	Professional fees	4,777

	Balance, February 29, 2004	$6,331

	Bald Peak Property, Nevada

	Balance, November 30, 2003	$-

	Expenditures during the three months ended February 29, 2004
	Professional fees	3,939

	Balance, February 29, 2004	$3,939

b)	Office rent, secretarial and sundry for the three months ended February 29, 2004

	Office rent	$7,500
	Secretarial and office services	24,000
	Office supplies, courier and sundry	15,363

		$46,863

2.	Related Party Transactions See Note 9 to the attached financial statements for details of related party transactions.

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 29, 2004

Schedule B: Supplementary Information (Continued)

3.	a)	Securities issued during the period ended February 29, 2004
Date Of	Type Of	Number Of	Issue	Total	Type Of	Commission
Issue	Security	Shares	Price	Proceeds	Consideration	Paid

Dec. 1/03	Common	25,000	$0.12	$3,000	Cash	$ -
Dec. 2/03	Common	10,000	$0.14	$1,400	Cash	$ -
Dec. 4/03	Common	10,000	$0.12	$1,200	Cash	$ -
Dec. 8/03	Common	30,000	$0.12	$3,600	Cash	$ -
Dec. 8/03	Common	1,250,000	$0.17	$212,500	Cash	$ -
Dec. 8/03	Common	80,000	$0.14	$11,200	Cash	$ -
Dec. 11/03	Common	40,000	$0.14	$56,000	Cash	$ -
Dec. 1203	Common	5,000	$0.14	$700	Cash	$ -
Dec. 12/03	Common	25,000	$0.27	$6,750	Cash	$ -
Dec. 15/03	Common	400,000	$0.30	$120,000	Cash	$ -
Dec. 16/03	Common	35,000	$0.12	$4,200	Cash	$ -
Dec. 17/03	Common	112,500	$0.30	$33,750	Cash	$ -
Dec. 31/03	Common	100,000	$0.30	$30,000	Cash	$ -
Jan. 5/04	Common	206,000	$0.12	$24,720	Cash	$ -
Jan. 6/04	Common	1,274,000	$0.12	$152,880	Cash	$ -
Jan. 7/04	Common	20,000	$0.12	$2,400	Cash	$ -
Jan. 23/04	Common	20,000	$0.30	$6,000	Cash	$ -
Feb. 10/04	Common	50,000	$0.14	$7,000	Cash	$ -
Feb. 10/04	Common	10,000	$0.20	$2,000	Cash	$ -
Feb. 10/04	Common	10,000	$0.27	$2,700	Cash	$ -
Feb. 13/04	Common	25,000	$0.28	$7,000	Cash	$ -
Feb. 13/04	Common	90,000	$0.27	$24,300	Cash	$ -
Feb. 19/04	Common	20,000	$0.30	$6,000	Cash	$ -

3.	b)	Options granted during the period ended February 29, 2004

Date	Number		Exercise	Expiry
Granted	Of Shares	Optionee	Price	Date

Dec. 8/03	150,000	Joe Hebert	$0.35	Dec. 8/08
Feb. 9/04	175,000	Joe Hebert	$0.53	Feb. 9/09
Feb. 9/04	250,000	Ken Cunningham	$0.53	Feb. 9/09
Feb. 9/04	525,000	Dennis Higgs	$0.53	Feb. 9/09
Feb. 9/04	140,000	Steve Ristorcelli	$0.53	Feb. 9/09
Feb. 9/04	300,000	Aileen Lloyd	$0.53	Feb. 9/09
Feb. 9/04	50,000	John McCutcheon	$0.53	Feb. 9/09
Feb. 9/04	150,000	Michael Baybak	$0.53	Feb. 9/09
Feb. 9/04	75,000	Brent Cook	$0.53	Feb. 9/09

MIRANDA GOLD CORP.

QUARTERLY REPORT

FEBRUARY 29, 2004

Schedule B: Supplementary Information (Continued)

4.	a)	Authorized Capital	-	100,000,000 common shares without par value
		Issued Capital	-	17,529,135 common shares for total consideration of
$6,251,589

	b)	Options and warrants outstanding See Note 6(d) and 6(e) to the attached financial statements.

	c)	There are no shares held in escrow or subject to pooling agreement.

5.	List of Directors:
Dennis Higgs John McCutcheon Aileen Lloyd Steve Ristorcelli Kenneth Cunningham
6.	List of Officers:
Kenneth Cunningham – President and Chief Executive Officer Dennis Higgs – Chairman of the Board Steve Ristorcelli – Secretary Joe Hebert – Vice President Exploration

MIRANDA GOLD CORP.

CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

NOTICE TO READER

We have compiled the consolidated balance sheet of Miranda Gold Corp. as at February 29, 2004 and the consolidated statements of operations and deficit, and cash flows for the six month period then ended from information provided by management. We have not audited, reviewed or otherwise attempted to verify the accuracy or completeness of such information. Readers are cautioned that these statements may not be appropriate for their purposes.

Vancouver, B.C.	“Morgan & Company”

March 29, 2004	Chartered Accountants

Tel: (604) 687-5841	P.O. Box 10007 Pacific Centre
fax: (604) 687-0075	Sute 1488 - 700 West Georgia Street
www.morgan-cas.com	Vancouver, B.C. V7Y 1A1

MIRANDA GOLD CORP.

CONSOLIDATED BALANCE SHEET
(Unaudited – see Notice to Reader)

	FEBRUARY 29	AUGUST 31
	2004	2003

ASSETS

Current
Cash and short term deposits	$975,273	$289,750
Accounts receivable	10,650	7,217
Prepaid expenses	44,021	27,241
	1,029,944	324,208

Investment (Note 3)	88,000	-
Capital Assets (Note 4)	8,570	10,082
Mineral Properties (Note 5)	314,838	311,047
Deferred Exploration Expenditures	188,629	381,500

	$1,629,981	$1,026,837

LIABILITIES

Current
Accounts payable	$17,496	$24,304

SHAREHOLDERS’ EQUITY

Share Capital (Note 6)	6,251,589	5,071,869

Contributed Surplus	952,903	96,967

Deficit	(5,592,007)	(4,166,303)
	1,612,485	1,002,533

	$1,629,981	$1,026,837

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF OPERATIONS AND DEFICIT
(Unaudited – see Notice to Reader)

	THREE	SIX	THREE	SIX
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	FEBRUARY 29	FEBRUARY 29	FEBRUARY 28	FEBRUARY 28
	2004	2004	2003	2003

Expenses
Amortization	$756	$1,512	$-	$-
Consulting	14,222	14,222	-	-
Corporate finance services	7,400	11,650	17,821	30,952
Interest and foreign exchange	134	4,954	-	-
Investor relations	48,239	66,298	-	-
Management fees	15,000	30,000	15,000	30,000
Office rent, telephone, secretarial
and sundry	46,863	79,092	38,807	71,677
Professional fees	18,655	21,070	16,323	20,132
Property examination costs	-	-	756	3,955
Stock based compensation	793,892	793,892	-	-
Travel and business promotion	30,074	52,383	1,501	1,501
Transfer agent and regulatory fees
	14,291	19,791	11,152	15,538
Wages and benefits	27,761	27,761	-	-
	1,017,287	1,122,625	101,360	173,755
Less: Interest income	(1,330)	(1,992)	(291)	(779)

Loss Before The Following	1,015,957	1,120,633	101,069	172,976

Loss On Sale Of Mineral
Properties	630	10,725	-	-
Mineral Property Option
Payments Received In Excess
Of Cost	-	(7,584)	-	-
Write Off Of Abandoned Mineral
Properties And Related
Exploration Expenditures	219,611	301,930	-	-

Loss For The Period	1,236,198	1,425,704	101,069	172,976

Deficit, Beginning Of Period	4,355,809	4,166,303	3,725,484	3,653,577

Deficit, End Of Period	$5,592,007	$5,592,007	$3,826,553	$3,826,553

Basic And Diluted Loss Per
Share	$0.07	$0.10	$0.02	$0.03

Weighted Average Number Of
Shares Outstanding	16,484,998	13,801,679	6,673,454	5,902,271

MIRANDA GOLD CORP.

CONSOLIDATED STATEMENT OF CASH FLOWS
(Unaudited – see Notice to Reader)

	THREE	SIX	THREE	SIX
	MONTHS	MONTHS	MONTHS	MONTHS
	ENDED	ENDED	ENDED	ENDED
	FEBRUARY 29	FEBRUARY 29	FEBRUARY 28	FEBRUARY 28
	2004	2004	2003	2003

Cash Flows From Operating Activities
Loss for the period	$(1,236,198)	$(1,425,704)	$(101,069)	$(172,976)
Add (Deduct): Non-cash items:
Amortization	756	1,512	-	-
Stock based compensation	793,892	793,892	-	-
Loss on sale of mineral properties	630	10,725	-	-
Mineral property option payments received
in excess of costs	-	(7,584)	-	-
Write off of abandoned mineral properties
and related exploration expenditures
	219,611	301,930	-	-
	(221,309)	(325,229)	(101,069)	(172,976)
Change in non-cash working capital items:
Accounts receivable	5,644	(3,433)	(4,779)	(5,125)
Prepaid expenses	(9,870)	(16,780)	(14,825)	(14,825)
Accounts payable	13,562	(6,808)	7,223	(291)
	(211,973)	(352,250)	(113,450)	(193,217)

Cash Flows From Investing Activities
Mineral property option payments received	-	25,000	-	-
Proceeds on sale of mineral properties	(630)	54,470	-	-
Mineral properties	(96,758)	(121,191)	(32,838)	(82,093)
Exploration expenditures	(44,453)	(100,226)	(24,867)	(60,387)
	(141,841)	(141,947)	(57,705)	(142,480)

Cash Flows From Financing Activity
Issue of share capital	668,900	1,179,720	241,775	268,775

Increase (Decrease) In Cash And Cash
Equivalents	315,086	685,523	70,620	(66,922)

Cash And Cash Equivalents, Beginning Of Period
	660,187	289,750	129,063	266,605

Cash And Cash Equivalents, End Of Period	$975,273	$975,273	$199,683	$199,683

SUPPLEMENTAL DISCLOSURE OF NON-CASH FINANCING AND INVESTING ACTIVITIES:

During the period ended February 29, 2004, the Company issued 165,000 share purchase warrants with a fair value of $62,043 pursuant to mineral property option agreements.

During the period ended November 30, 2003, the Company received 2,750,000 common shares with a fair value of $88,000 pursuant to the mineral property sale and option agreements described in Note 5(b).

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

1.	BASIS OF PRESENTATION

The interim consolidated financial statements of Miranda Gold Corp. (the “Company”) have been prepared by management in accordance with accounting principles generally accepted in Canada. The interim consolidated financial statements have been prepared following the same accounting policies and methods of computation as the consolidated financial statements for the fiscal year ended August 31, 2003, except as described below. The disclosures included below are incremental to those included with the annual consolidated financial statements. The interim consolidated financial statements should be read in conjunction with the consolidated financial statements and the notes thereto in the Company’s annual report for the year ended August 31, 2003.

2.	a)
NATURE OF OPERATIONS

The Company is in the process of exploring its mineral properties and has not yet determined whether the properties contain ore reserves that are economically recoverable.

The recoverability of amounts shown as mineral properties and related deferred exploration expenditures is dependent upon the discovery of economically recoverable reserves, confirmation of the Company's interest in the underlying mineral claims, and the ability of the Company to obtain profitable production or proceeds from the disposition thereof.

	b)	SIGNIFICANT ACCOUNTING POLICIES
		i)	Consolidation
These financial statements include the accounts of the Company and its wholly owned U.S. subsidiary, Miranda U.S.A., Inc., and its Mexican subsidiary, Minas Miranda S.A. de C.V.
		ii)	Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions which affect the reported amounts of assets and liabilities, and the disclosure of contingent assets and liabilities at the date of the financial statements, and revenues and expenses for the periods reported. Actual results could differ from these estimates.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)
		iii)	Capital Assets
Capital assets are recorded at cost and are amortized using the declining balance method at a rate of 30% per annum.
		iv)	Financial Instruments
The Company’s financial instruments consist of cash and short term deposits, accounts receivable, and accounts payable.

Unless otherwise noted, it is management’s opinion that this Company is not exposed to significant interest or credit risks arising from these financial instruments. The fair value of these financial instruments approximate their carrying values, unless otherwise noted.

		v)	Mineral Properties and Related Deferred Exploration Expenditures

The Company defers all direct exploration expenditures on mineral properties in which it has a continuing interest to be amortized over the productive period when a property reaches commercial production. On abandonment of any property, applicable accumulated deferred exploration expenditures will be written off.

		vi)	Future Income Taxes

The Company has adopted CICA Handbook Section 3465, whereby unused tax losses, income tax reductions and deductible temporary differences are only recognized as a future income tax benefit to the extent that these amounts will be more than likely realized.

		vii)	Loss per Share

The Company has adopted the new accounting standard for the calculation of loss per share which follows the “treasury stock method” in the calculation of diluted loss per share, and requires the presentation of both basic and diluted loss per share on the face of the consolidated statement of operations and deficit regardless of the materiality of the difference between them.

		viii)	Investments
The Company records portfolio investments at cost. The cost of portfolio investments is written down to market value when a decline in value is other than temporary.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

2.	b)	SIGNIFICANT ACCOUNTING POLICIES (Continued)
		ix)	Foreign Currency Translation
Transactions recorded in United States dollars and Mexican new pesos have been translated into Canadian dollars using the Temporal Method as follows:
			i)	monetary items at the rate prevailing at the balance sheet date;
			ii)	non-monetary items at the historical exchange rate;
			iii)	revenue and expense at the average rate in effect during the applicable accounting period.
Gains or losses arising on translation are included in the results of operations.
		x)	Stock Based Compensation

Effective September 1, 2002, the Company adopted the new Canadian Institute of Chartered Accountants (“CICA”) Handbook Section 3870 “Stock-Based Compensation and Other Stock-Based Payments”, which recommends a fair value based method of accounting for compensation costs. The new section also permits the use of the intrinsic value-based method, which recognizes compensation cost for awards to employees only when the market price exceeds the exercise price at date of grant, but requires pro-forma disclosure of earnings and earning per share as if the fair value method had been adopted. From September 1, 2002 to August 31, 2003, the Company has elected to adopt the intrinsic value-based method for employee awards.

In November 2003, the CICA amended the CICA Handbook Section 3870 to require the fair value-based method be applied to awards granted to employees, which previously had not been accounted for at fair value. The changes to section 3870 are applicable for years beginning on or after January 1, 2004; however, the Company has chosen to early adopt the changes effective September 1, 2003, using the prospective application transitional provision. Therefore, effective September 1, 2003, all options awarded by the Company are recorded in the financial statements of the Company.

Any consideration paid by the option holders to purchase shares is credited to share capital.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

3.	INVESTMENT
	2004	2003

2,750,000 common shares of Otish Mountain Diamond Company, a U.S. public company with a market value of US$1,595,000 at February 29, 2004. These common shares are subject to a hold period and are not freely tradable until December 12, 2004.	$88,000	$-

4.	CAPITAL ASSETS
		FEBRUARY 29		AUGUST 31
		2004		2003
		ACCUMULATED	NET BOOK	NET BOOK
	COST	AMORTIZATION	VALUE	VALUE

Computer equipment	$11,862	$3,292	$8,570	$10,082

5.	MINERAL PROPERTIES

			FEBRUARY 29	AUGUST 31
	a)	Secret Basin Property, Nevada	2004	2003

		The Company has acquired a 100% interest in the Secret Basin property located in Nye County, Nevada for U.S. $5,000 and the issuance of 10,000 shares. The Company will issue an additional 60,000 shares upon the project reaching certain development and exploration milestones including positive pre-feasibility and feasibility.	$18,400	$18,400

		Option payment received	(1,492)	(1,492)
		Write down	(16,908)	-
			-	16,908

		The Company has granted an option to acquire a 50% interest in its Secret Basin, Nevada property for the following consideration:
-	cash payment of US$1,000;
-	exploration expenditures totalling U.S. $250,000 by June 30, 2004, US$10,000 of which must be expended by April 30, 2004.

During the period ended February 29, 2004, the Company abandoned its interest in the Secret Basin Property.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

			FEBRUARY 29	AUGUST 31
	b)	Otish Mountains, Quebec	2004	2003

		The Company has acquired a 100% interest, subject to certain net smelter return and gross overriding royalty obligations, in nine mineral properties, comprising a total of 766 mineral claims covering 96,957 acres, located in the Otish Mountains region of Quebec. Consideration payable for each property is as follows:

PROPERTY	CASH	SHARES

Lac Leran	$23,000	165,000 common shares
Lac Pigeon	$23,000	165,000 common shares
Lac Leran #2	$129	-
Lac Pigeon #2	$5,271	-
Lac Joubert	$4,341	-
Lac Orillat	$4,978	-
Lac Herve	$27,700	-
Lac Square Rock	$7,500	-
Lac Taffanel	$6,000	-

Total consideration paid	$197,919	$197,919
Option payments received	(121,648)	-
	76,271	197,919

In addition, an annual advance royalty payment of $15,000 is payable under the Lac Leran and Lac Pigeon property agreements.

During the period ended November 30, 2003, the Company sold its 100% interest in the Lac Leran #2, Lac Joubert, Lac Orillat, Lac Herve, Lac Square Rock and Lac Taffanel Properties for net proceeds of $55,100, 1,250,000 common shares of Otish Mountain Diamond Corp. (“OMDC”), and the retention of a 1% net smelter return and gross overriding royalty.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				FEBRUARY 29	AUGUST 31
	b)	Otish Mountains, Quebec (Continued)		2004	2003

On November 4, 2003, the Company entered into a Letter of Intent on a joint venture proposal for the Lac Leran Property. The Company will option a 45% interest on the property to OMDC for consideration of:

		i)	$45,000 of which $25,000 is due upon signing the Letter of Intent (received), and $20,000 is due upon the earlier of receiving geological samples and reports or February 28, 2004;
		ii)	1,500,000 shares of OMDC (received).
c)

Hercules Project, Imperial Mine Property, and Gilman Property, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the three mineral properties in Nevada. Consideration payable under the option agreement is as follows:

i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.25 for two years. US$5,000 due upon signing the agreement and the balance payable within 90 days.

		ii)	On or before September 18, 2003, US$16,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.
		iii)	On or before September 18, 2004, US$20,000 in cash, US$75,000 in exploration expenditures and warrants to purchase 50,000 shares at $0.25 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				FEBRUARY 29	AUGUST 31
				2004	2003

	c)	Hercules Project, Imperial Mine Property, and Gilman Property, Nevada (Continued)
		iv)	On or before September 18, 2005, US$24,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.30 for two years.
		v)	On or before September 18, 2006, US$40,000 in cash, US$150,000 in exploration expenditures and warrants to purchase 75,000 shares at $0.35 for two years.
		vi)	On or before September 18, 2007, US$60,000 in cash, US$200,000 in exploration expenditures and warrants to purchase 100,000 shares at $0.40 for two years.

In addition, the Company has agreed to pay a finder’s fee consisting of warrants to purchase 50,000 shares at $0.25, 5% of the cash payments paid by the Company, and warrants to purchase 50,000 shares at $0.40 once a positive feasibility study has been produced for any one of the three properties in the agreement.

During the year ended August 31, 2003, the Company terminated its option in the Gilman Property.

		Consideration paid to date		$77,306	$49,149
		Write down		(10,796)	(9,526)
				66,510	39,623

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				FEBRUARY 29	AUGUST 31
				2004	2003

d)

Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in the four mineral properties in Nevada. Consideration payable under the option agreement is as follows:

i)	In connection with the signing of the agreement and its acceptance by the TSX Venture Exchange, US$20,000 in cash and warrants to purchase 100,000 shares at $0.40 for two years. US$5,000 payable due upon signing the agreement and the balance payable by April 23, 2003.

		ii)	On or before January 23, 2004, US$6,000 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.
		iii)	On or before January 23, 2005, US$7,500 in cash, US$22,500 in exploration expenditures and warrants to purchase 15,000 shares at $0.40 for two years.
		iv)	On or before January 23, 2006, US$9,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.45 for two years.
		v)	On or before January 23, 2007, US$15,000 in cash, US$45,000 in exploration expenditures and warrants to purchase 22,500 shares at $0.50 for two years.
		vi)	On or before January 23, 2008, US$22,500 in cash, US$60,000 in exploration expenditures and warrants to purchase 30,000 shares at $0.55 for two years.
During the period ended November 30, 2003, the Company terminated its options in the Blackrock and Cold Springs Projects.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				FEBRUARY 29	AUGUST 31
				2004	2003

	d)	Blackrock Project, Cold Springs Project, Troy Project and Redlich Project, Nevada (Continued)
		Consideration paid to date		$70,424	$56,597
		Write down		(39,618)	-
				30,806	56,597

e)

Kobeh Valley Prospect, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in a mineral property in Nevada. Consideration payable under the option agreement totalling US$47,500 is payable as follows:

		i)	US$5,000 on or before April 9, 2004
		ii)	US$5,000 on or before April 9, 2005
		iii)	US$7,500 on or before April 9, 2006
		iv)	US$10,000 on or before April 9, 2007
		v)	US$20,000 on or before April 9, 2008

During the year ended August 31, 2003, the Company terminated its option in the Kobeh Valley Prospect.
		Consideration paid to date		-	-

f)

Bald Peak Project, Nevada

The Company has entered into an option agreement for the acquisition of a 100% interest in a mineral project in Mineral County, Nevada. Consideration payable under the option agreement is as follows:

		i)	In connection with signing the agreement, US$7,500 in cash, US$2,000 immediately, and US$5,500 within 15 days.
		ii)	Within 45 days of signing, warrants to purchase 25,000 shares at $0.25 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				FEBRUARY 29	AUGUST 31
				2004	2003

	f)	Bald Peak Project, Nevada (Continued)
		iii)	On or before the earlier of the drilling permit approval date or November 19, 2005, US$10,000 in cash and warrants to purchase 25,000 shares at $0.25 for two years.
		iv)	On or before one year from (iii) above, US$15,000 in cash and warrants to purchase 25,000 shares at $0.30 for two years.
		v)	On or before two years from (iii) above, US$25,000 in cash and warrants to purchase 25,000 shares at $0.35 for two years.
		vi)	On or before three years from (iii) above, US$35,000 in cash and warrants to purchase 25,000 shares at $0.40 for two years.
		vii)	On or before four years from (iii) above, US$50,000 in cash and warrants to purchase 50,000 shares at $0.45 for two years.
		viii)	On or before five years from (iii) above, US$35,000 in cash and warrants to purchase 50,000 shares at $0.50 for two years.
		Consideration paid to date		24,505	-

g)

Red Canyon Property, Nevada

The Company has entered into a mining lease and option to purchase agreement for the lease of a mineral property in Nevada. Consideration payable under the 20 year lease agreement is payable as follows:

		i)	On signing the agreement, US$26,200 in cash and warrants to purchase 75,000 shares at CDN$0.37 for two years.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

5.	MINERAL PROPERTIES (Continued)

				FEBRUARY 29	AUGUST 31
				2004	2003

	g)	Red Canyon Property, Nevada (Continued)
		ii)	On or before the earlier of the drilling permit approval date or November 19, 2005, US$10,000 in cash and warrants to purchase 25,000 shares at $0.25 for two years.
		iii)	US$35,000 on or before November 18, 2005.
		iv)	US$40,000 on or before November 18, 2006.
		v)	US$50,000 on or before November 18, 2007 and 2008.
		vi)	US$75,000 on or before November 18, 2009 through 2012.
		vii)	US$100,000 on or before November 18, 2013 through 2023.
		Consideration paid to date		$69,371	$-

	h)	Fuse Property, Nevada The Company has staked 148 claims in Eureka County, Nevada.
		Staking cost		33,549	-

	i)	JDW Property, Nevada The Company has staked 62 claims in Eureka County, Nevada.
				13,826	-

		Staking cost		$314,838	$311,047

6.	SHARE CAPITAL
	a)	Authorized 100,000,000 common shares without par value

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)
	b)	Issued and Outstanding
	NUMBER
	OF SHARES	CONSIDERATION

Balance, August 31, 2002	5,121,760	$4,140,114

Shares issued for cash pursuant to a private placement	1,185,000	244,500
Shares issued on conversion of special warrants	1,472,500	147,250
Shares issued on exercise of options	10,000	1,400
Shares issued on exercise of warrants	187,500	22,875

Balance, February 28, 2003	7,976,760	$4,556,139

Balance, August 31, 2003	10,300,760	$5,071,869

Shares issued for cash pursuant to a private placement	4,650,000	782,500
Shares issued on exercise of options	225,000	33,400
Shares issued on exercise of warrants	2,273,500	363,820
Shares issued for commission pursuant to a private
placement	79,875	-

Balance, February 29, 2004	17,529,135	$6,251,589

c)

During the three months ended February 29, 2004, the Company completed a private placement of 1,250,000 units at $0.17 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.23 per share to December 7, 2005.

During the three months ended February 29, 2004, the Company completed a private placement of 400,000 units at $0.30 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.40 per share to December 11, 2005.

During the six months ended February 29, 2004, the Company completed a private placement of 3,000,000 units at $0.15 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.20 per share to November 6, 2005. In addition, the Company issued 79,875 units at a fair value of $0.15 per unit as commission relating to the private placement.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)

During the three months ended February 28, 2003, the Company completed a private placement of 300,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.26 per share to January 20, 2005.

During the three months ended February 28, 2003, the Company completed a private placement of 750,000 units at $0.21 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.28 per share to February 8, 2005.

During the six months ended February 28, 2003, the Company completed a private placement of 135,000 units at $0.20 per unit. Each unit consists of one common share and one share purchase warrant entitling the holder to purchase an additional common share at $0.24 per share to November 8, 2004.

	d)	Options Outstanding As at February 29, 2004, options were outstanding for the purchase of common shares as follows:
NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

124,000	$0.14	December 14, 2006
230,000	$0.20	September 16, 2007
576,000	$0.27	June 18, 2008
250,000	$0.23	November 7, 2008
150,000	$0.35	December 8, 2008
1,665,000	$0.53	February 9, 2009

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

6.	SHARE CAPITAL (Continued)
	d)	Options Outstanding (Continued) A summary of the changes in stock options for the period ended February 29, 2004 is presented below:
		WEIGHTED
		AVERAGE
		EXERCISE
	SHARES	PRICE

Balance, August 31, 2003	1,305,000	$0.22

Granted	2,065,000	0.48
Exercised	(225,000)	(0.15)
Cancelled	(150,000)	(0.25)

Balance, February 29, 2004	2,995,000	$0.40

e)	Share Purchase Warrants As at February 29, 2004, share purchase warrants were outstanding for the purchase of common shares as follows:
NUMBER	PRICE
OF	PER	EXPIRY
SHARES	SHARE	DATE

2,314,500	$0.27	July 11, 2004
100,000	$0.25	October 16, 2004
135,000	$0.24	November 8, 2004
300,000	$0.26	January 20, 2005
725,000	$0.28	February 18, 2005
100,000	$0.40	March 13, 2005
1,937,500	$0.30	April 8, 2005
50,000	$0.25	September 18, 2005
3,079,875	$0.20	November 7, 2005
1,250,000	$0.23	December 7, 2005
400,000	$0.40	December 11, 2005
25,000	$0.25	January 9, 2006
15,000	$0.40	January 23, 2006
75,000	$0.37	February 6, 2006

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

7.

STOCK BASED COMPENSATION

Stock based compensation required by CICA Handbook Section 3870 relating to options and warrants granted increased the following accounts in the financial statements of the Company at February 29, 2004 and February 28, 2003:

	2004	2003

Mineral properties	$62,043	$-
Stock based compensation	793,892	-

	$855,935	$-

These amounts have also been recorded as contributed surplus on the balance sheet.

In fiscal 2003, the Company has elected to adopt the intrinsic value based method for employee awards according to the CICA Handbook Section 3870. Based on the computed option values and the number of options issued to employees and directors, had the Company recognized compensation expense, the following would have been its effect on the Company’s loss for the period and loss per share for the six months ended February 28, 2003:

Loss for the year (as reported)	$(172,976)
Pro-forma	$(221,441)

Basic loss per share (as reported)	$(0.03)
$(0.04)

The fair value of each option granted to employees and directors has been estimated as of the date of grant using the Black-Scholes option-pricing model with the following assumptions:

	2004	2003

Expected dividend yield	0%	0%
Expected volatility	136%	133%
Risk-free interest rate	3.10%	5.25%
Expected life	3 years	4 years

The weighted average fair value of options granted as of February 29, 2004 is $0.38 and as of February 28, 2003 is $0.17.

MIRANDA GOLD CORP.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

FEBRUARY 29, 2004
(Unaudited – see Notice to Reader)

8.	RELATED PARTY TRANSACTIONS
	a)	During the three months ended February 29, 2004, the Company paid $15,000 (2003 -$15,000) to a company controlled by a director for management of the Company’s affairs.
	b)	During the three months ended February 29, 2004, the Company paid $32,080 (2003 -$25,066) to companies controlled by directors for rent, telephone, secretarial and office services.
	c)	During the three months ended February 29, 2004, the Company incurred $Nil (2003 -$17,821) in corporate finance services with an officer of the Company.
	d)	During the three months ended February 29, 2004, the Company paid $14,222 (2003 –$Nil) in consulting fees to an officer of the Company.
	e)	The mineral properties described in Note 5(b) were acquired from a director, companies controlled by a director, and a company controlled by a person related to this same director.
9.	SUBSEQUENT EVENTS Subsequent to February 29, 2004:
	a)	The Company issued 162,343 common shares on the exercise of warrants and 40,000 common shares on the exercise of options.
b)
The Company entered into a letter of intent to joint venture the Redlich Property described in Note 5(d). Pursuant to the terms of the letter of intent, the Company is to receive an initial cash payment of US$45,000 (received) and additional cash payments of $30,000 annually until March 4, 2008. The letter of intent also provides for an annual work commitment of $75,000 in the first year, $150,000 for each of the next two years and $200,000 per year thereafter until the commencement of commercial production. The Company’s joint venture partner can earn a 65% interest in the property by spending US$1.8 million by March 2012 and completing a pre-feasibility study. A further 10% interest can be earned by completion of a positive feasibility study and a further 10% interest can be earned by providing one half of the Company’s portion of the development costs.

Schedule C: Management Discussion and Analysis

Description of Business

The Company is a natural resource company engaged in the acquisition, exploration and development of mineral properties. The Company’s primary focus is on gold exploration in Nevada. The Company has varying interests in a number of mineral properties located in Nevada. The Company plans to explore and develop its mineral properties or joint venture them to other companies for their further development.

Nevada

Miranda Gold Corp. has several gold exploration projects in various stages of exploration and development in Nevada. These projects include the Hercules project located in Lyon County, the Redlich and Imperial Mine projects located in Esmeralda County, the Troy Canyon project located in Nye County, the Bald Peak project located in Mineral County, and the Red Canyon, Fuse and JDW projects located in Eureka County.

Hercules and Imperial Mine Projects

By an agreement dated September 27, 2002, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Hercules property and the Imperial Mine Property, subject to a 3% net smelter return royalty (“NSR”), of which 2% can be purchased, leaving a 1% NSR on each property.

The total acquisition price for the two properties is payable over five years and comprises 450,000 warrants and US $180,000. The warrants allow the vendor the right to purchase common shares of the Company at prices ranging from Cdn. $0.25 to $0.40 and are exercisable for a period of two years from their date of issue. The cash consideration is prorated to allow for the termination of any of the individual properties.

The Company also has a work commitment of US $650,000 over the five years, with a commitment of US $75,000 over each of the first two years.

The following descriptions of the Company’s Hercules, and Imperial properties in Nevada are from the 43-101 Summary Reports by Geoffrey Goodall, P.Geo., of Global Geological Consultants Ltd.

Hercules Project

The Hercules property is located in southern Lyon County, Nevada approximately 40 kilometres south of Reno. The property is comprised of 40 mineral claims at the northern end of the Pine Nut Mountains in west-central Nevada.

Although there are no official records of production from early turn of the century mining efforts, the Hercules Mine is estimated to have produced 5,000 ounces of gold and 20,000 ounces of silver from quartz veins. Recent exploration on the property from 1985 to 1997 includes 166 reverse circulation holes and 10 core holes totalling 33,925 feet targeted towards shallow, bulk tonnage gold mineralization. Systematic exploration for deep, high-grade vein systems similar to the Comstock Lode has not been undertaken on the Hercules property.

The Hercules prospect represents a relatively unexplored epithermal gold-silver mineralized system with direct analogies to the historic Comstock Lode deposit located 15 kilometres north. Past drilling has indicated that significant gold mineralization is associated with intense quartz-adularia alteration of the host volcanic rock and quartz veins. The potential for discovery of a thicker sequence of mineralized veins deeper within the epithermal envelope is considered very good. It is recommended to drill test the mineralized structures at depth in an effort to identify a deep-seated mineralized deposit.

Exploration

Miranda has completed a detailed mapping and sampling program on the Hercules project. A review of the geological and geochemical data previously collected from the property indicates that there are at least ten zones of quartz veins emplaced within en echelon fault systems. Alteration and geochemistry is consistent with a high level, low sulphidation, volcanic hosted gold mineralized epithermal system. Several of the fault systems have been traced along strike for up to 1,000 metres and vary in width from three to 50 metres. The overall size and intensity of the alteration and mineralization is indicative of a large epithermal system that developed over a period of time.

It is concluded that the Hercules property hosts several zones of gold mineralization that are relatively under explored. Previous operators have assessed the near surface potential of the property with reasonable success. The potential to outline a near surface zone of gold mineralization is considered excellent. Potential also exists for the identification of structurally hosted gold mineralization at depth along the fault systems.

Drill permits have been approved for the Hercules property.

Imperial Mine Property

The Imperial property is located in Esmeralda County, Nevada, approximately 60 kilometres southwest of the historic mining town of Tonopah.

A limited amount of gold was produced from the Imperial mine in the 1920s. Between 1955 and 2001 claims over the Imperial Mine were held by one individual with little known exploration being conducted. This property was recently consolidated with the Lida claims to form the current Imperial property optioned by Miranda. Previous exploration has identified significant gold mineralization associated with narrow jasperoid bodies intermittently exposed on surface and underground over a 2.8 kilometer strike length. Limited drilling totaling 48 shallow holes was conducted over a relatively small area of the Lida claims. Results of this drilling outlined a 200 square metre area of gold mineralization amenable to cyanide leach.

Minimal exploration has been undertaken on the Imperial property for Carlin type mineralization and there has been no systematic exploration for gold mineralization at depth. A sedimentary horizon with anomalous concentrations of gold and pathfinder elements remains under explored providing an opportunity for further exploration.

Exploration

The Imperial property has a history of exploration dating to the 1920s. Between 2,000 and 3,000 ounces of gold were recovered from the Imperial Mine in the 1930s. Recent exploration for bulk tonnage mineralization began in the early 1980s and included trenching, sampling and approximately 8,700 feet of shallow drilling in 48 holes. Metallurgical test work conducted on two drill hole composite samples indicates that mineralized rock is amenable to cyanide leaching with gold recoveries of between 63.3 and 89.3 per cent.

Miranda has compiled and reviewed all available data on the Imperial project and much of the data was digitized. Drill hole locations have been spotted and drill permits have been approved for the Imperial project.

Troy and Redlich Properties

By an agreement dated January 23, 2003 and subsequent amendments, the Company has an option to acquire a 100% right, title and interest in two gold projects in Nevada: the Troy property in Nye County and the Redlich Property in Esmeralda County, subject to a 3% net smelter return royalty. Upon completion of a bankable feasibility study, the Company can buy 2/3 of the NSR royalty on each property (i.e. 2% NSR, leaving 1% NSR on each property) for two million dollars U.S.

The total acquisition price for the two properties is payable over five years and comprises 205,000 warrants and US $80,000 . The warrants allow the vendor the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.40 to $0.55 and are exercisable for a period of two years from their date of issue. The consideration and work commitments are prorated to allow for the termination of any of the individual properties.

The Company also has a combined total work commitment on these two properties of US $195,000 over the five years, with a total commitment of US $22,500 over each of the first two years.

Troy

The Troy property is located in the Troy District in the Grant Range of northeastern Nye County, Nevada. Limited historical gold production of approximately 2000 tons at .35 oz Au/t has taken place. The quartz body identified on this property is 1,200 feet long, open-ended at depth at over 600 feet, and has a width ranging from 20 to 70 feet. This presents a large target for drilling. Limited exploration work has taken place in the past and ore grade samples have been recovered (samples up to 1.67 oz Au/t). This property has the potential for a high-grade gold deposit and has never been drilled.

Exploration

The Company has not performed any exploration work on this project.

Redlich Property

The Redlich project is located in Esmeralda County along the northwest-southeast trending Walker Lane structural corridor. The Redlich prospect is an upper level, low-sulfidation, adularia-sericite, epithermal system with a similar geologic setting as that at the Midway project near Tonopah, Nevada. Boulders and cobbles of high-grade, well-banded quartz vein material have been discovered in surface exposures of Tertiary gravels. These fragments of mineralized epithermal veins on surface assay up to 4 ounces of gold per ton and 20 ounces of silver per ton. The banded quartz is found over an area of approximately 100 acres (40 hectares).

Several companies have explored the Redlich project area including Inspiration Development, FMC Gold and the Cordilleran Nevada syndicate. Previous drilling has encountered mineralized intervals grading between 0.07 to .59 oz Au/t in quartz veins or quartz fracture zones. In addition, multiple zones of lower-grade disseminated mineralization were encountered in the drilling, four of which are hosted by quartzite breccia and intrusive diorite. This is highly suggestive of the occurrence of a large tonnage, intrusive-related, disseminated gold deposit.

The Redlich project area has the potential to discover both high-grade banded quartz veins or large-tonnage disseminated and intrusive-hosted mineralization.

Exploration

To facilitate an assessment of the Redlich Prospect’s potential, a compilation and review of all available data was undertaken. Much of the data has been digitized and includes locations, descriptions and assay results for approximately 300 rock chip samples taken in the Redlich vicinity by FMC Gold Co. and another 200 taken by Cordex Exploration Co. The Company increased its land position by staking an additional 18 claims at the Redlich project, Esmeralda County, Nevada.

Subsequent to the quarter end, the Company signed a binding letter of intent to joint venture its Redlich project with Newcrest Resources Inc. (“Newcrest”).

In anticipation of finalizing a joint venture, Newcrest recently staked an additional 62 claims adjoining the project so that Miranda’s Redlich property now comprises a total of 104 claims. Newcrest paid to Miranda US $45,000, and thereafter US $30,000 annually until March 4, 2008. Newcrest will have an annual work commitment commencing with US $75,000 this year, US $150,000 for each of the next two years, and then US $200,000 per year thereafter until it has earned an interest in the project. Newcrest can earn a 65% interest in the Redlich project by spending a minimum of $1.8 million in exploration expenditures by March, 2012 and presenting to Miranda a pre-feasibility study. Newcrest can earn an additional 10% interest in the project (for a total of 75% interest) by the completion of a (positive) feasibility study on the Redlich project, and up to an 80% interest, at Miranda’s election, by providing half of Miranda’s portion of the development costs.

It is anticipated that Newcrest will be drilling the Redlich property sometime this summer.

Red Canyon Project

Miranda has signed a letter of intent for a twenty-year lease on the Red Canyon project. Miranda paid US $26,200 upon signing of the formal agreement and issued 75,000 warrants at Cdn. $0.37. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at $0.37 for a period of two years from their date of issue. Miranda will pay annual advance royalty payments totaling US $600,000 through years one through ten.

The Red Canyon property is subject to a net smelter return royalty (“NSR”) of 3% if the gold price is below $300 per ounce; 4% if the price of gold is between $300 - $400 per ounce; and 5% if the price of gold is over $400 per ounce. Miranda has the option to buy 2 percentage points of the NSR for $1 million per percentage point.

The Red Canyon Property is comprised of 237 unpatented lode mining claims covering approximately 19.5 square kilometers. The property lies in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 20 miles south of Placer Dome’s newly announced Cortez Hills discovery. The property is situated directly on trend between Tonkin Springs and the Gold Bar deposits.

Exploration

Several companies have explored the Red Canyon Property including Meridian Minerals Company, Tenneco Minerals, Great Basin Mining and Exploration, Hemlo Gold Mines (U.S.) and Kennecott Exploration Company. Past sampling and drilling has identified three areas of gold mineralization. The strongest mineralization is in the Ice Zone. One of the best drill intercepts in this zone is 29 meters of 4.0 g gold/t (95 feet of 0.12 opt) from 6 to 35 meters (20-115 feet). The highest-grade drill sample over a 5-foot interval is 10.8 g gold/t (0.32 opt).

Mineralization is controlled by northwest and northeast trending high-angle faults. Alteration is extensive and widespread at Red Canyon. It consists of silicification, brecciation, decalcification and argillization. Lower plate carbonate rocks are exposed in the center and east flank of the property. Elsewhere on the property, Ordovician upper plate siliciclastic rocks, Tertiary volcanic rocks and Quaternary gravel overlie the carbonates. Oxidation was observed at the bottom of a 2500-foot Kennecott hole, confirming the strength of the hydrothermal system that effected this area. Anomalous mercury, antimony, arsenic and barium occur in altered rocks.

The Red Canyon Property represents an outstanding exploration play for a carbonate and/or structurally-hosted gold deposit in the Cortez Trend. The recent Cortez Hills discovery demonstrates that major gold deposits remain to be found in this belt. At Red Canyon, the majority of holes drilled in the past were less than 160 meters deep. Numerous lower plate carbonate host formations occur at depth and have not been tested by drilling. In addition, most holes were drilled vertically and did not adequately test the numerous structures present on the property.

Bald Peak Project

The Company signed an option to acquire a 100% interest in a gold exploration project located in Mineral County, Nevada. The total acquisition price for the project is payable over five years after the issuance of a drilling permit and comprises 225,000 warrants and US $177,500. A total of US 7,500 has been paid with no further payments due to the vendors until the earlier of drill permits being issued or two years, whichever occurs first. The warrants allow the property vendors the right to purchase common shares of Miranda Gold Corp. at prices ranging from Cdn. $0.25 to $0.50 and are exercisable for a period of two years from their date of issue.

The project is subject to a 3% net smelter return royalty (“NSR”), however the Company can buy 2/3 of the NSR royalty (i.e. Miranda can buy 2% NSR, leaving a 1% NSR on the property) for $1,000,000 US for each 1% of the NSR purchased.

The project has the potential for the discovery of high-grade underground quartz-adularia-style veins as well as bulk tonnage stockwork deposits.

Fuse and JDW Properties

During this quarter the Company staked two claim blocks called the “Fuse” property and the “JDW” property in Pine Valley, Eureka County, Nevada.

The Fuse property is comprised of 148 unpatented lode mining claims covering approximately 4.6 square miles. These claims lie adjacent to the Powder Keg claims that were recently staked by Idaho Resources and the BOC claims that are undergoing exploration by the Cortez Joint Venture. The JDW property consists of 62 claims and lies both north and east of Placer Dome’s Red Hill Project area. Both properties lie in the prolific Cortez or Battle Mountain – Eureka gold belt, approximately 10 miles east of the Cortez Joint Venture’s ET Blue Project.

Both the Fuse and JDW claims were staked in alluvial cover over gravity highs. Interpretation of the gravity data suggests that bedrock at both sites is relatively shallow. Several prominent structural features are also expressed in the gravity data. The JDW claims are adjacent to the JD window that exposes lower plate carbonate rocks that are favorable hosts for Carlin-type deposits.

Exploration

During the past 18 months, the Horse Canyon Valley-Pine Valley area has been the site of a staking rush. Placer Dome, the Cortez Joint Venture, Idaho Resources, and Nevada North Resources have staked in excess of 2,200 lode mining claims. All of the Idaho Resource claims have been leased to either Placer Dome or the Cortez Joint Venture. The Nevada North properties are under lease to Newcrest Resources. Almost all of the Horse Canyon Valley-Pine Valley has been claimed. The Fuse and JDW claims represent some of the last remaining shallow targets where underlying bedrock is likely lower-plate carbonates.

The Fuse and JDW properties represent outstanding exploration plays with the potential of discovering a Carlin-type deposit under the pediment in Pine Valley. The Horse Canyon Valley-Pine Valley area represents a geologic setting similar to Crescent Valley which hosts the Pipeline-Cortez mine complexes. The recent discovery of the +5.5 million ounce deposit at Cortez Hills demonstrates that major gold deposits remain to be found in the southern extension of the Crescent Valley mineralized belt.

Secret Basin Project

During this quarter the Company dropped the Secret Basin claims as this property no longer fits the Company’s exploration strategy.

Description of Operations and Financial Condition

The Company does not have a producing mineral property and has no sources of revenue other than interest income. The activities of the Company can be seen as steadily increasing during this past year with the acquisition of several gold projects.

For the quarter ended February 29, 2004 the Company incurred a loss of $1,017,857 compared to a loss of $189,506 for the quarter ended November 30, 2003. A new expense category called stock based compensation has been introduced this quarter. Of the total loss, $793,000 is related to the fair value of stock options granted to directors and employees.

As at February 29, 2004 the Company had a working capital of $1,012,448 compared to a working capital of $706,698 as of November 30, 2003. The Company closed two private placements this quarter for gross proceeds of $332,500. Warrants and options were exercised this quarter and totalled $336,400.

Since incorporation, the Company has been engaged in the acquisition, exploration and development of mineral properties. The Company’s various properties are currently at the exploration stage. As a result, the Company has no source of operating cash flow and is reliant upon capital markets to obtain the funds required by it for its operations. The successful development of a mine by the Company would require additional equity or debt financing. The Company has limited financial resources and there is no assurance that additional funding will be available for this purpose in the future. Failure to obtain additional financing could result in the delay or indefinite postponement of further exploration and any subsequent development of the Company’s properties or the possible partial or total loss of the Company’s interest in such properties.

Liquidity and Solvency

The Company’s primary source of funds since incorporation has been through the issue of its common stock and the exercise of common stock options and common stock share purchase warrants. The Company has no revenue from mining to date and does not anticipate mining revenues in the foreseeable future.

During this quarter the Company closed two private placements as follows:

1,250,000 units at $0.17 for gross proceeds of $212,500. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.23 to December 7, 2005; and

400,000 units at $0.30 for gross proceeds of $120,000. Each unit consists of one common share and one non-transferable share purchase warrant. Each whole warrant is exercisable for a period of two years at a price of $0.40 to December 11, 2005.

Since its inception, the Company has been dependent on investment capital as its primary source of funding. The Company anticipates seeking additional equity investment from time to time to fund its activities that cannot be funded through other means. The Company will need to raise additional capital in order to continue with the exploration and development of its mineral properties and administrative expenditures. The Company could also consider joint venturing or selling some portion of its properties to cover its obligations.

The Company’s cash position at February 29, 2004 was $975,273 compared to $660,187 at November 30, 2003.

The Company recorded a net loss for the quarter ended February 29, 2004 of $1,015,957 compared to $189,506 for the quarter ended November, 2003. The major part of the loss is the expense related to the fair value of stock options granted during the quarter.

The Company intends to raise any required additional funds by selling equity or debt securities and/or by selling or joint venturing its properties until the Company develops a cash flow from operations.

Discussion of Expenditures for the Period

Total administrative expenses including amortization, corporate financial services, investor relations, management fees, stock-based compensation, transfer agent fees, office rent, telephone, and supplies, wages and benefits for the quarter ended February 29, 2004 was $1,017,287 compared to $105,338 for the three month period ended November 30, 2003. The large increase in these expenses is due mainly to the stock based compensation.

General and administrative expenses (exclusive of the stock based compensation category) were $223,395 during this quarter, an increase of $122,035 over the same period last year. This increase reflects the increased business activity of the Company including the acquisition of several mineral projects over this past year.

Office rent, telephone, and secretarial was $46,863 for the period ending February 29, 2004 compared to $32,229 for the three month period ending November, 2003. The increase this quarter was due to expenses related to the year end filing of the Company’s annual financial statement as well as costs associated with the Company’s annual general meeting.

Two new expense categories this quarter are wages and benefits totaling $27,761 and stock based compensation totaling $793,892. The company has hired one senior officer for a total of $27,761 and a total of $793,892 is related to the fair value of stock options granted during the quarter.

Consulting fees of $14,222 was paid to the Company’s new vice president of exploration.

Travel and business promotion increased as a result of participating in the international gold shows, and attending several meetings in Europe to present the Company’s portfolio of mineral properties.

Investor relations activity costs consisted of the updating of its website, and the Company has engaged two research firms in Germany to act as its designated German research partners over the next year. The Company expects to continue with its shareholder awareness initiatives throughout this fiscal year.

The Company maintains a website at www.mirandagold.com.

Mineral Property and Exploration Expenditures

The Company paid $96,758 and issued 165,000 warrants with a fair value of $62,043 pursuant to its mineral property option agreements.

For the three month period ending February 29, 2004 he Company incurred deferred exploration expenses of $44,453. These expenses consisted of filing fees, professional fees, office and field supplies and travel. The Company has abandoned its interest in the Secret Basin project and wrote off associated costs totaling 218,341.

Management Appointments

During this quarter Kenneth Cunningham M.S.Geo., B.S. Geo., has assumed the role of President and Chief Executive Officer of Miranda Gold Corp. Mr. Cunningham brings twenty-nine years of experience from diversified mineral exploration and mining geology through to executive management. Seventeen of these years have been focused in Nevada. Recently, Mr. Cunningham has been Vice President of Nevada North Resources (U.S.A.) Inc. where he acquired eight new properties and successfully negotiated leases with major mining companies including Newmont, Anglogold, Newcrest and Barrick. Previously, he has been Exploration Manager with Uranerz U.S.A. Inc. During his tenure with Uranerz Mr. Cunningham led the exploration and acquisition effort that resulted in two Nevada discoveries; a three-million ounce discovery in the Battle Mountain trend and a one-plus-million ounce discovery in the northern Carlin trend. Mr. Cunningham has also been Vice President of Tenneco Minerals Company and a Resident Manager with Echo Bay Mining Company.

Mr. Joe Hebert, B.S. Geo, joins the Miranda Gold Corp. team as Vice President of Exploration. Most recently, Mr. Hebert has been senior exploration geologist for the Cortez Joint Venture (Placer Dome and Kennecott Minerals) located on the Battle Mountain Trend in North Central Nevada. He was a member of the exploration team who discovered the 6.75 million ounce Cortez Hills deposit. During his tenure at Cortez he directed all generative and acquisition efforts within the joint venture area of interest. This included identifying and advancing the pediment-covered ET Blue Project where ore-grade intercepts are reported and intensive exploration work continues. He also secured, for the Cortez Joint Venture, an extensive land holding adjacent to the Horse Creek area. Mr. Hebert is credited with team participation in multiple gold discoveries in Nevada and Utah over the course of his career. He has also had staff and contract positions with several US majors over the years including Superior Oil, Tenneco, and Freeport Minerals.

Both Cunningham and Hebert had previously joined Miranda’s U.S. subsidiary as President and V.P. Exploration respectively and will also retain those positions.

Mr. Dennis Higgs, B. Comm., has been appointed Chief Financial Officer and Chairman of the Board. Mr. Higgs has been involved in the financing of junior exploration companies for twenty years.

Mr. Brent Cook has also joined the Miranda Gold Corp. team as an advisor. Mr. Cook has twenty-five years of experience focused on the economic evaluation of minerals exploration and development and mining properties located in over 50 countries and encompassing virtually all geologic environments. Previously Mr. Cook was principal mining and exploration analyst for Global Resource Investments where he provided evaluations and advice on mining-related equities to brokers, high net worth investors and funds, and assisted in the start-up, financing and corporate development of several junior exploration companies.

Subsequent Events

Subsequent to the quarter end the Company signed a binding letter of intent with Newcrest Resources to joint venture its Redlich project located in Esmeralda County, Nevada. In respect of this joint venture Newcrest paid US $45,000 to Miranda Gold Corp.

Miranda will continue its commitment to increasing shareholders’ value and looks forward to keeping shareholders abreast of developments as the projects advance.

On behalf of the Board

“Kenneth Cunningham”

Kenneth Cunningham
President